Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 16, 2020

Relating to Preliminary Prospectus Supplement dated December 16, 2020 and

Prospectus dated May 1, 2019

Registration No. 333-223350

FIDUS INVESTMENT CORPORATION

$125,000,000

4.75% Notes due 2026

PRICING TERM SHEET

December 16, 2020

The following sets forth the final terms of the 4.75% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated December 16, 2020, together with the accompanying prospectus dated May 1, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Fidus Investment Corporation (the “Company”)

Security	4.75% Notes due 2026

Ratings*	A- (Egan-Jones)

Aggregate Principal Amount Offered	$125,000,000

Maturity	January 31, 2026

Trade Date	December 16, 2020

Settlement Date**	December 23, 2020 (T+5)

Use of Proceeds	To redeem all of the Company’s outstanding 5.875% Notes due 2023, repay the amount outstanding under the Company’s credit facility and redeem a portion of the Company’s outstanding 6.000% Notes due 2024 (callable on February 15, 2021)

Price to Public (Issue Price)	100% of the aggregate principal amount

Coupon (Interest Rate)	4.75%

Yield to Maturity	4.75%

Spread to Benchmark Treasury	+436 basis points

Benchmark Treasury	0.375% due November 30, 2025

Benchmark Treasury Price and Yield	99-301⁄4 / 0.386%

Interest Payment Dates	January 31 and July 31, beginning July 31, 2021

Offer to Purchase upon a Change of Control Repurchase Event	If a Change of Control Repurchase Event occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Optional Redemption

The Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:

•   100% of the principal amount of the Notes to be redeemed, or

•   the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after October 31, 2025 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption; provided, further, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than $2,000.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	316500 AB3

ISIN	US316500AB36

Underwriting Discount	2.000%

Book-Running Manager	Raymond James & Associates, Inc.

Co-Managers	B. Riley Securities, Inc. Janney Montgomery Scott LLC Keefe, Bruyette & Woods, Inc. Ladenburg Thalmann & Co. Inc. National Securities Corporation Oppenheimer & Co. Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying prospectus if you request it from Raymond James & Associates, Inc., 800 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.